Exhibit 99.14

CONSENT OF AUTHOR

Casey Hetman, M.Sc., P.Geo.

Corporate Consultant – SRK Consulting (Canada) Inc.

1066 W Hastings Street

Vancouver, BC V6E 3X2

United States Securities and Exchange Commission

Re: Mountain Province Diamonds Inc.’s Incorporation by Reference of the “2019 Technical Report, Project Exploration and Faraday Inferred Resource Estimate Update, Kennady North Project” as dated May 10, 2019 with effective date of December 31st, 2021, and inclusion of references to the 2019 Technical Report in the Company’s Form 40-F for the year ended December 31, 2021.

I, Casey Hetman, M.Sc., P.Geo., consent to the incorporation by reference of the extracts of the 2019 Technical Report entitled “2019 Technical Report, Project Exploration and Faraday Inferred Resource Estimate Update, Kennady North Project” as dated May 10, 2019 with effective date of December 31st, 2021 and inclusion of references to the 2019 Technical Report in the Company’s Form 40-F for the year ended December 31, 2021.

I consent to extracts from, or a summary of, the 2019 Technical Report in Items 14 and 17 (the “relevant sections”) of Mountain Province Diamonds Inc.’s Form 40-F filing with the Securities and Exchange Commission, for the year ended December 31, 2021.

I confirm that I have read the relevant sections of the Form 40F filing for Mountain Province Diamonds Inc. for the year ended December 31, 2021, and that it fairly and accurately represents the information in the Technical Reports that supports the disclosure.

Dated this 28th day of March, 2022

(original signed and sealed) “Casey Hetman, M.Sc., P.Geo.”

Signature of Qualified Person

Casey Hetman, M.Sc., P.Geo.

Name of Qualified Person